UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

The Hartford Financial Services Group, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

416515104
(CUSIP Number)

December 31, 2012
(Date of Event which Requires Filing
of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 6 Pages

CUSIP NO. 416515104	Page 2 of 6 Pages

1.	Names of Reporting Persons

Paulson & Co. Inc.

2.	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[X]

3.	SEC Use Only

4.	Citizenship or Place of Organization

State of Delaware

	5.	Sole Voting Power
Number of Shares		18,353,907 (see Notes 1 and 2 to Item 4 below)
Beneficially Owned By Each	6.	Shared Voting Power None
Reporting Person With	7.	Sole Dispositive Power 18,353,907 (see Notes 1 and 2 to Item 4 below)
	8.	Shared Dispositive Power
		None

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

18,353,907 (see Notes 1 and 2 to Item 4 below)

10.	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

[   ]

11.	Percent of Class Represented By Amount in Row (9)

4.21%

12.	Type of Reporting Person (See Instructions)

IA

CUSIP NO. 416515104	Page 3 of 6 Pages

Preliminary Statement

Pursuant to Rule 13d-1(h) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, the Reporting Person hereby again reports on Schedule 13G its beneficial ownership of the securities of The Hartford Financial Services Group, Inc. (the “Issuer”).  The Reporting Person (i) originally reported its beneficial ownership on Schedule 13G, filed February 15, 2011; (ii) amended such Schedule 13G by reporting its beneficial ownership on Schedule 13D, filed February 14, 2012, as amended by Amendment No. 1, filed March 9, 2012; and (iii) amended such Schedule 13D by reporting its beneficial ownership on Schedule 13G, filed May 14, 2012, to cease reporting on Schedule 13D its beneficial ownership of the Issuer’s securities.  As stated in Item 10 below, the securities reported by the Reporting Person on this schedule are not now held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and are not now held in connection with or as a participant in any transaction having that purpose or effect.  However, the certification made in Item 10 does not apply to the Reporting Person’s original acquisition of those securities purchased while it was a Schedule 13D filer.

Item 1(a).	Name of Issuer:

The Hartford Financial Services Group, Inc.

Item 1(b).	Address of the Issuer's Principal Executive Offices:

One Hartford Plaza, 690 Asylum Drive
Hartford, CT 06155

Item 2(a).	Name of Person Filing:

Paulson & Co. Inc.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

1251 Avenue of the Americas, New York, NY 10020

Item 2(c).	Citizenship:

Delaware corporation

Item 2(d).	Title of Class of Securities:
Common Stock (See Note 1 under Item 4)
Item 2(e).	CUSIP Number:

416515104

CUSIP NO. 416515104	Page 4 of 6 Pages

Item 3.	If this statement is filed pursuant to §§ 240.13(d)-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☒ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership:

Item 4(a).	Amount beneficially owned: 18,353,907 (see Notes 1 and 2).

Item 4(b).	Percent of Class: 4.21% (see Note 3).

Item 4(c).	Number of shares as to which such person has:

(i) Sole power to vote or direct the vote: 18,353,907 (see Notes 1 and 2).
(ii) Shared power to vote or to direct the vote: None.
(iii) Sole power to dispose or to direct the disposition of: 18,353,907 (see Notes 1 and 2).
(iv) Shared power to dispose or to direct the disposition of: None.
Note 1: The amount listed consists of 18,253,907 shares of common stock (“Common Stock”) and 100,000 warrants to purchase Common Stock expiring June 26, 2019 (“Warrants”). In addition, various funds managed and advised by the Reporting Person currently hold cash-settled swaps positions relating to an additional 69,363 shares of Common Stock and 3,176,000 Warrants, but because neither the Reporting Person nor the funds have any power to vote, to direct the vote, to dispose or to direct the disposition of the shares of Common Stock and Warrants that its counterparty may hold in connection with such swaps positions, such shares of Common Stock and Warrants are not included in the amount listed in Item 4.

Note 2: The Reporting Person, an investment advisor that is registered under the Investment Advisors Act of 1940, and its affiliates furnish investment advice to and manage onshore and offshore investment funds and separate managed accounts (such investment funds and accounts, the “Funds”).  In its role as investment advisor, or manager, the Reporting Person possesses voting and/or investment power over the securities of the Issuer described in this schedule that are owned by the Funds.  All securities reported in this schedule are owned by the Funds.  The Reporting Person disclaims beneficial ownership of such securities.

Note 3: The percentages reported in this Schedule 13G are based upon 436,307,932 shares of Common Stock outstanding as of October 26, 2012 (as reported in the Quarterly Report on Form 10-Q filed by the Issuer on November 1, 2012).

CUSIP NO. 416515104	Page 5 of 6 Pages

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

All securities reported in this schedule are owned by Reporting Person’s advisory clients, none of which to the Reporting Person’s knowledge owns more than 5% of the class.  The Reporting Person itself disclaims beneficial ownership of all such securities.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 416515104	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2013	PAULSON & CO. INC.

By: /s/ Stuart L. Merzer
Stuart L. Merzer
General Counsel & Chief Compliance Officer